SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Sierra Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82620P102
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

February 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102			Page 2 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 645,763 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 645,763 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,763 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 82620P102			Page 3 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,806 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,806 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,806 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102			Page 4 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,299 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,299 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,299 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102			Page 5 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,182 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,182 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,182 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102			Page 6 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102			Page 7 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,624 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,624 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102			Page 8 of 16 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,299 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,299 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,299 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102			Page 9 of 16 Pages
1		NAME OF REPORTING PERSON Main Street Master, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 544,758 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 544,758 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,758 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102			Page 10 of 16 Pages
1		NAME OF REPORTING PERSON BCM Select Equity I Master, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,099 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,099 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,099 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102			Page 11 of 16 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 645,763 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 645,763 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,763 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82620P102			Page 12 of 16 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 645,763 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 645,763 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,763 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the Common Stock, no par value (the “Common Stock”), of Sierra Bancorp, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on August 21, 2014 (as amended by Amendment No. 1 filed on July 29, 2015, Amendment No. 2 filed on October 14, 2015, Amendment No. 3 filed on February 16, 2016 and this Amendment No. 4, the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds and two managed accounts expended an aggregate of $9,109,736 (including commissions, if any) to acquire the 645,763 shares of Common Stock reported herein. The Funds and managed accounts effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D is amended to reflect the following:

(a)  As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the 13,248,048 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed on November 6, 2015.

(b)  The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 645,763 shares of Common Stock held directly by the Funds and two managed accounts. Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 8,806 shares of Common Stock held directly by Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP. Basswood Long Short GP,   the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 64,299 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP. By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days, inclusive of any transactions effected through 5:00 p.m., New York City time, on February 19, 2016. All such transactions were sales of Common Stock effected in the open market, and the table in the per share prices column includes the commissions paid in connection with such sales.

(e) On February 19, 2016, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum ceased to be the beneficial owners of more than five percent of the Common Stock.

Fund	Trade Date	Shares Purchased (Sold)	Price (Gross)
Basswood Financial Fund, LP	2/16/2016	-2,196	17.28
Basswood Financial Fund, LP	2/16/2016	-398	17.19
Basswood Financial Fund, LP	2/17/2016	-1,777	17.30
Basswood Financial Fund, LP	2/18/2016	-405	17.25
Basswood Financial Fund, LP	2/19/2016	-2,945	17.40
Basswood Financial Long Only Fund, LP	2/16/2016	-494	17.28
Basswood Financial Long Only Fund, LP	2/16/2016	-88	17.19
Basswood Financial Long Only Fund, LP	2/17/2016	-400	17.30
Basswood Financial Long Only Fund, LP	2/18/2016	-91	17.25
Basswood Financial Long Only Fund, LP	2/19/2016	-664	17.40
Basswood Enhanced Long Short Fund, LP	2/16/2016	-19,675	17.28
Basswood Enhanced Long Short Fund, LP	2/16/2016	-3,571	17.19
Basswood Enhanced Long Short Fund, LP	2/17/2016	-15,922	17.30
Basswood Enhanced Long Short Fund, LP	2/18/2016	-3,637	17.25
Basswood Enhanced Long Short Fund, LP	2/19/2016	-26,384	17.40
Basswood Financial Fund, Inc.	2/16/2016	-966	17.28
Basswood Financial Fund, Inc.	2/16/2016	-174	17.19
Basswood Financial Fund, Inc.	2/17/2016	-782	17.30
Basswood Financial Fund, Inc.	2/18/2016	-177	17.25
Basswood Financial Fund, Inc.	2/19/2016	-1,297	17.40
Managed Account 1	2/16/2016	-6,570	17.28
Managed Account 1	2/16/2016	-1,190	17.19
Managed Account 1	2/17/2016	-5,316	17.30
Managed Account 1	2/18/2016	-1,213	17.25
Managed Account 1	2/19/2016	-8,812	17.40
BCM Select Equity I Master, Ltd.	2/16/2016	-947	17.28
BCM Select Equity I Master, Ltd.	2/16/2016	-171	17.19
BCM Select Equity I Master, Ltd.	2/17/2016	-766	17.30
BCM Select Equity I Master, Ltd.	2/18/2016	-175	17.25
BCM Select Equity I Master, Ltd.	2/19/2016	-1,271	17.40
American Beacon Grosvenor Long/Short Fund	2/16/2016	-45	17.28
American Beacon Grosvenor Long/Short Fund	2/16/2016	-8	17.19
American Beacon Grosvenor Long/Short Fund	2/17/2016	-37	17.30
American Beacon Grosvenor Long/Short Fund	2/18/2016	-8	17.25
American Beacon Grosvenor Long/Short Fund	2/19/2016	-61	17.40

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	MAIN STREET MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	BCM SELECT EQUITY I MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 22, 2016	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: February 22, 2016	/s/ Bennett Lindenbaum
Bennett Lindenbaum